                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

 PRESS RELEASE

TELECOM ITALIA ROLLS OUT FIBER-OPTIC SERVICES IN 22 ADDITIONAL CITIES; 100 MEGABIT ACCESS AVAILABLE IN MILAN

Telecom Italia's FTTCab (Fiber to the Cabinet) architecture-based ultra-broadband services now available in Milan, Monza, Bergamo, Brescia, Como, Varese, Venice, Verona, Vicenza, Padua, Bologna, Reggio Emilia, Genoa, Florence, Pisa, Prato, Ancona, Bari, Taranto, Palermo, Brindisi and Catanzaro. Twenty-five Italian cities now covered by the service after initial rollout in Rome, Naples and Turin

100 Megabit access now available in Milan through FTTH (Fiber To The Home) architecture for via fiber connections to customer's home or office

Major boost to development of the national NGAN infrastructure. Cable-laying work has taken place in thirty-three Italian cities, a number set to rise to a hundred and twenty-five by the end of 2015, corresponding to coverage of close to eight million properties (roughly 35% of the landline population)

Milan, 20 June 2013

Telecom Italia is moving ahead with its national ultra-broadband development programme, as the company rolls out "Ultra Internet Fibra Ottica" services based on FTTCab (Fiber To The Cabinet) technology with speeds of 30 Megabits per second now available in an additional 22 cities.

FTTH (Fiber to the Home) technology is being rolled out in Milan, offering download speeds of 100 Megabits per second and uploads at 10 Megabits per second, via fiber connections to the customer's home or office that make it possible to access applications in real time and allow multiple users to enjoy HD multimedia content simultaneously. Milan's new FTTH technology network runs alongside the FTTCab network. It will initially be available in around 455 thousand residential properties, before being extended to 564 thousand by the end of 2015.

In addition to Milan, the service is now offered in the cities of Monza, Bergamo, Brescia, Como, Varese, Venice, Verona, Vicenza, Padua, Bologna, Reggio Emilia, Genoa, Florence, Pisa, Prato, Ancona, Bari, Taranto, Palermo, Brindisi and Catanzaro. Following last December's initial rollout in Rome, Turin and Naples, Telecom Italia's "Ultra Internet Fibra Ottica" package for consumers and businesses is now available in twenty-five Italian cities. Residential and business customers can send and receive data at higher speeds and greater reliability than over legacy systems.

The extension of new ultra-broadband services is the result of the major impetus Telecom Italia has given its proprietary NGAN (Next Generation Access Network) development scheme. Fiber-optic infrastructure construction work has already begun in thirty-three Italian cities, connecting up a total of 2.8 million properties so far. The target is to reach one hundred and twenty-five cities by the end of 2015, corresponding to coverage of around 8 million properties (roughly 35% of the landline population).
In addition to the 25 cities where the service is already up and running, cable laying is at an advanced stage in Trieste, Treviso, Udine, Forlì, Pescara, Leghorn, Perugia and Catania, where new packages are soon to be rolled out.

From €40 per month, these new solutions enhance the websurfing experience, offering access to high-definition streaming video content - from multiple devices within the home including smartphones, tablets and smart TVs linked to the new modem - as well as VoIP voice services and high-quality online multiplayer gaming.

Business solutions start from €50 per month, the same price as the sales offering for traditional technology, guaranteeing the highest possible performance at the same cost: clients can access the world of Impresa Semplice IT services and make the most of its potential via fiber-optic access.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The press release included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 20th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager